UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-33447

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address to its principal executive office:

AECOM TECHNOLOGY CORPORATION

555 South Flower Street, Suite 3700

Los Angeles, California  90071

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AECOM TECHNOLOGY CORPORATION RETIREMENT & SAVINGS PLAN

Dated: June 22, 2009	By:	/s/ Wesley T. Shimoda
Wesley T. Shimoda
Vice President, Tax and Assistant Treasurer Chairman, Americas Stock and Pension Committee AECOM Technology Corporation

AECOM Technology Corporation
Retirement & Savings Plan

Financial Statements as of
December 31, 2008 and 2007
and for the Year Ended December 31, 2008,
Supplemental Schedule as of December 31, 2008 and
Report of Independent Registered Public Accounting Firm

AECOM TECHNOLOGY CORPORATION
RETIREMENT & SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

AECOM Technology Corporation Retirement & Savings Plan

We have audited the accompanying statements of net assets available for benefits of AECOM Technology Corporation Retirement & Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic 2008 financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the basic 2008 financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

/s/ J.H. Cohn LLP

San Diego, California
June 22, 2009

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2008 AND 2007

	2008	2007

ASSETS:
Investments—at fair value (Notes B, C, D and E)	$1,181,154,568	$1,187,081,578
Loans to participants (Note A)	11,584,763	7,159,733

Total investments	1,192,739,331	1,194,241,311

Receivables:
Employer contributions	19,098	577,156
Employee contributions	20,993	1,953,149
Accrued income	422,212	3,129

Total receivables	462,303	2,533,434

Total assets	1,193,201,634	1,196,774,745

LIABILITIES—Accrued expenses (Note B)	208,698	297,499

Net Assets Available for Benefits - at fair value	1,192,992,936	1,196,477,246

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	3,166,930	325,546

Net Assets Available for Benefits	$1,196,159,866	$1,196,802,792

See notes to financial statements.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2008

2008

ADDITIONS (DEDUCTIONS):
INVESTMENT LOSS (Note C)
Net depreciation in fair value of investments	$(261,730,609)
Interest and dividends	24,477,366
Net investment loss	(237,253,243)

CONTRIBUTIONS (Note A):
Employer	21,881,257
Employee	78,203,042
Total contributions	100,084,299

Total additions (deductions)	(137,168,944)

OTHER DEDUCTIONS:
Benefits paid to participants (Notes A and F)	(115,562,718)
Administrative expenses (Note B)	(270,980)

Total other deductions	(115,833,698)

NET DECREASE PRIOR TO TRANSFERS	(253,002,642)

TRANSFERS IN DUE TO PLAN MERGERS (Note A)	262,632,760

TRANSFERS OUT DUE TO PLAN SEPARATIONS (Note A)	(10,273,044)

NET DECREASE	(642,926)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,196,802,792

End of year	$1,196,159,866

See notes to financial statements.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008

A.                    DESCRIPTION OF THE PLAN

The following brief description of the AECOM Technology Corporation Retirement & Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan agreement for more complete information.

General—The Plan is a defined contribution plan that was established to provide benefits to eligible employees of AECOM Technology Corporation (“AECOM” or the “Company”) and various subsidiaries meeting certain age and employment requirements.  The Plan is administered by the Americas Stock and Pension Committee appointed by the AECOM Board of Directors.  The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Plan Components—The Plan is intended to qualify as a defined contribution plan (and an eligible individual account plan, as defined in Section 407(d)(3) of ERISA) which is qualified and exempt from taxation under Section 401(a) and 501(a) of the Internal Revenue Code (the “Code”) and is intended to qualify as a profit sharing plan which may, but need not, invest up to 100% in shares of stock of the Company which meet the requirements for “qualifying employer securities” under Section 407(d)(5) of ERISA.  Assets of the Plan, except for AECOM preferred shares, are held by Fidelity Management Trust Company (the “Trustee”), and assets comprising of AECOM preferred shares are held by Bank of America, N.A. (the “Trustee”).

Each participant is entitled to exercise voting rights attributable to the Company shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.  The Trustee, at its discretion, is permitted to vote for any share for which instructions have not been given by a participant, and any unallocated shares.

Employee Contributions:

After-Tax Contributions — Participants may elect to make after-tax contributions in percentages from 0.5% to 31% of compensation.

Tax-Deferred Contributions — Participants may elect to make tax-deferred contributions in percentages from 0.5% to 31% of compensation.

Roth Contributions — Participants may elect to make Roth contributions in percentages from 0.5% to 31% of compensation.

The total of all participant contributions is limited to 31% of employee compensation.

Catch Up Contributions — Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing rollovers from other qualified plans.

Participant Accounts—An account is maintained for each participant, which is credited with the participant’s contributions and rollovers, the Company match, and allocations of the earnings, and charged with allocations of Plan losses and administrative expenses.  Allocations are based on participant earnings or account balances, as defined.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2008

A.       DESCRIPTION OF THE PLAN (continued)

Employer Contributions—The participants’ pre-tax, Roth, and after-tax contributions made to the Plan up to 6% of eligible compensation are matched 50% by the Company.  The Company’s match is allocated 50% to the participant’s selected investment allocations and 50% to Company common stock.  A discretionary supplemental matching contribution of 10% is provided to non-highly compensated employees for all contributions in excess of 6% if the participant chose to invest the contributions in Company common stock.

For participants who were employed by Olivia Chen Consultants, the Company is contributing Company common stock equal in value to 10% of the participant’s rollover contributions allocated to the Company common stock fund made during the period from December 1, 2008 to November 30, 2009.

For participants who were employed by Sycamore Associates, the Company is contributing Company common stock equal in value to 25% of the participant’s rollover contributions allocated to the Company common stock fund made during the period from April 1, 2007 to March 31, 2008.

For participants who were employed by Hayes, Seay, Mattern & Mattern, Inc., the Company contributed Company common stock equal in value to 25% of the amounts each participant transferred from the Hayes, Seay, Mattern & Mattern, Inc. Savings and Security Plan to the Company common stock fund.  In addition, the Company contributes Company common stock equal in value to 25% of the participant’s deferrals allocated to Company common stock made during the period from April 1, 2007 to March 31, 2008.

Vesting—Participants’ contributions and rollovers and the earnings thereon are at all times vested in such participants’ accounts.  A participant is 100% vested in any Company matching contributions after three years of credited service (0% up to three years) or upon attaining age 65, becoming disabled or deceased while employed at the Company.  Vesting of Company contributions and earnings thereon are based on years of continuous service.  At the time of termination, any unvested employer contributions are applied to a forfeiture account within the Plan.  These unvested forfeited Company contributions are accumulated in the forfeiture account and are available to reduce subsequent Company contributions.  The balance in the forfeiture account was $2,427,959 and $366,566 at December 31, 2008 and 2007, respectively.  No application of forfeiture amounts were made to the Company’s contributions for the year ended December 31, 2008.

Loans to Participants—Active participants may obtain loans from the Plan with the consent of the Plan administrator.  The minimum loan amount permitted is $1,000; the maximum is the lesser of $50,000 or 50% of the participant’s vested account balance.  The interest rates are no less than 1% over the prime rate as provided by Fidelity Investments.  The repayment period of such loans cannot exceed five years, unless the proceeds are used to buy the participant’s principal residence, in which case longer terms, up to 20 years, are allowed.  These loans are secured by a promissory note from the participant and his or her vested interest in the Plan.  A loan in default becomes a distribution and is considered a taxable event subject to all taxes and penalties applicable to such distributions.

Distributions—No distributions are made until a participant terminates employment, becomes disabled, dies, or turns age 59-1/2 (in the event of death, payment shall be made to his or her beneficiary or, if none, to his or her legal representatives).  Distributions are made in one single lump-sum in-kind distribution.  Annuity distribution options for members of certain acquired companies, provided in previously merged plans, were grandfathered as a protected benefit.  Certified hardship withdrawals are permitted on vested amounts, except on AECOM preferred stock, for certain substantiated financial reasons.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2008

A.       DESCRIPTION OF THE PLAN (continued)

Transfers Due to Plan Mergers and Divestitures:

Transfers In Due to Acquisitions:

On July 2, 2008, assets in the amount of $16,300,411, related to the participants’ accounts of the employees of Economic Research Associates previously held in another plan, were transferred to the Plan.

On September 24, 2008, assets in the amount of $209,457,836, related to the participants’ accounts of the employees of Earth Tech, Inc. previously held in another plan, were transferred to the Plan.

On October 1, 2008, assets in the amount of $33,821,642, related to the participants’ accounts of the employees of Boyle Engineering Corporation previously held in another plan, were transferred to the Plan.

On November 3, 2008, assets in the amount of $3,052,871, related to the participants’ accounts of the employees of The Services Group previously held in another plan, were transferred to the Plan.

Transfers Out Due to Divestitures:

On October 31, 2008, assets in the amount of $8,597,895, related to the participants’ accounts of the employees of Earth Tech’s North American Contract Operations business, were transferred out of the Plan to Vanguard Institutional Retirement due to the divestiture of this business.

On November 14, 2008, assets in the amount of $1,675,149, related to the participants’ of the employees of Earth Tech’s Water and Power Technologies business, were transferred out of the Plan to The Merrill Lynch Retirement Group due to the divestiture of this business.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2008

B.                    SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

As described in Financial Accounting Standards Board (“FASB”) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through collective trusts.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trusts as well as the adjustment of the investment in the collective trusts from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investments Valuation and Income Recognition—Investments held by the Plan are stated at fair value.  Fair value of common stock of AECOM through May 9, 2007 was determined quarterly by independent appraisers.  As of May 10, 2007 when the Company became a publicly traded company and for periods subsequent to that date, the fair value of AECOM stock was based on publicly quoted market prices.  Fair value of mutual funds is based on quoted market prices.  Investments in common/collective trusts are stated at net asset value of the applicable fund as determined by Fidelity Investments, a related entity to Fidelity Management Trust Company, by reference to the market prices of fund portfolios.  Loans to participants are valued at the outstanding loan balances and temporary investments are carried at cost, which approximates fair value.  Distributions of common stock of AECOM through May 9, 2007 were generally valued and recorded at the appraised value from the quarter preceding the date of distribution.  The cost of investments sold or distributed is determined on the basis of average cost for each participant.  Purchases and sales of securities are reflected on the trade date.  Dividends are recorded on the ex-dividend date.  Dividend rates on preferred stock of AECOM are determined annually by an internal appraiser and dividends are recorded when earned.  Interest income is recorded as earned.

Payment of Benefits—Benefits are recorded when paid.

Administrative Expenses—Certain fees for trustee and other services are paid by AECOM.  As of September 23, 2008, the trust agreement between AECOM and the Trustee was amended.  As a result of the amendment, the Trustee will provide an allowance of $250,000 per calendar year that will be used to reimburse the Plan for fees from the Trustee and other services.  Any remaining amounts held in this allowance can not be allocated to the Plan nor is the Plan charged for administrative expenses incurred or performed on its behalf by AECOM.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2008

B.                    SIGNIFICANT ACCOUNTING POLICIES (continued)

Adoption of New Accounting Standard—In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements.  Effective January 1, 2008, the Plan adopted SFAS 157.  SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value.  Adoption of SFAS 157 did not have a material impact on the Plan’s financial statements.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 – Inputs to the valuation methodology include:

•                  quoted prices for similar assets or liabilities in active markets;

•                  quoted prices for identical or similar assets or liabilities in inactive markets;

•                  inputs other than quoted prices that are observable for the asset or liability;

•                  inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

AECOM Technology Corporation common stock

AECOM common stock is valued at the closing price reported on the New York Stock Exchange (“NYSE”) Composite Listing and is classified within level 1 of the valuation hierarchy.

AECOM Technology Corporation preferred stock

AECOM preferred stock value is based on an AECOM internally prepared comparison analysis of AECOM with other companies issuing comparable high grade preferred stock.  Comparable companies were chosen based on S&P rating, market capitalization, and company structure.  AECOM preferred stock is valued at AECOM’s liquidation preference value of $100 per share and is classified within level 3 of the valuation hierarchy.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2008

B.                    SIGNIFICANT ACCOUNTING POLICIES (continued)

Mutual Funds

A mutual fund is an investment company registered under the Investment Company Act of 1940 that pools the capital of many investors and invests it in stocks, bonds, short-term money market instruments, and/or other securities.  These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus it liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Loans to Participants

Loans to the plan participants are valued at cost plus accrued interest, which approximates fair value and are classified within level 3 of the valuation hierarchy.

Collective Investment Trusts

A collective investment trust is a trust for the collective investment and reinvestment of assets contributed from employee benefit plans maintained by more than one plan.  These investments are public investment vehicles valued using the NAV provided by the administrator of the collective trust.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is classified within level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Money Market Funds

These investments are public investment vehicles valued using $1 for the NAV and are available in active markets.  The money market funds are classified within level 1 of the valuation hierarchy.

Common Stocks

Common stocks are valued at the closing price reported on active markets and are classified within level 1 of the valuation hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2008

C.                    INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007 are as follows:

	2008	2007

*AECOM Technology Corporation Common Stock	$430,507,723	$460,890,982
Fidelity Retirement Government Money Market	110,914,502	81,654,872
Fidelity Blended Stable Value Fund	77,276,535	—
Fidelity Growth Company Fund	74,282,834	64,176,543
Fidelity Balanced Fund	66,491,707	67,270,982
Fidelity Growth & Income Portfolio	—	95,925,223

*Portion of investments are non-participant directed.

During the year ended December 31, 2008, the Plan’s depreciation in fair value of investments was as follows:

Realized losses	$(29,119,663)
Unrealized losses	(232,610,946)
$(261,730,609)

During the year ended December 31, 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value, as follows:

AECOM common stock	$33,405,893
Collective investment trusts	(34,061,561)
Common stocks	(4,488,387)
Mutual funds	(256,586,554)

Net depreciation in fair value	$(261,730,609)

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2008

D.                    FAIR VALUE MEASUREMENTS

Below are the Plan’s assets carried at fair value on a recurring basis by the SFAS 157 fair value hierarchy levels described in Note B.

	As of December 31, 2008
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:
Mutual funds	$495,399,136	$—	$—	$495,399,136
AECOM common stock	430,507,723	—	—	430,507,723
Collective investment trusts	—	129,372,890	—	129,372,890
Money market funds	116,731,415	—	—	116,731,415
Common stocks	6,845,726	—	—	6,845,726
AECOM preferred stock	—	—	2,297,678	2,297,678
Loans to participants	—	—	11,584,763	11,584,763
Totals	$1,049,484,000	$129,372,890	$13,882,441	$1,192,739,331

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment assets and liabilities for the year ended December 31, 2008:

	Year ended December 31, 2008
	Balance Beginning of Year	Realized Gains (Losses)	Unrealized Gains (Losses)	Purchases. Sales, Issuances, and Settlements, (net)	Balance End of Year

AECOM preferred stock	$4,008,820	$—	$—	$(1,711,142)	$2,297,678
Loans to participants	7,159,733	—	—	4,425,030	11,584,763
Totals	$11,168,553	$—	$—	$2,713,888	$13,882,441

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2008

E.                      NONPARTICIPANT-DIRECTED INVESTMENTS

A portion of the investments in AECOM common and preferred stock is nonparticipant directed.  Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2008 and 2007 and for the year ended December 31, 2008:

	2008	2007

Net assets—AECOM common stock	$111,087,157	$130,413,906
Net assets—AECOM preferred stock	116,479	224,410

	$111,203,636	$130,638,316

Changes in net assets:
Net appreciation in fair value of investments	$7,182,241
Employer contributions	372,099
Interest	62,613
Administrative expenses	(9,645)
Net transfers out to other Plan investments	(12,617,562)
Benefits paid to participants	(14,424,426)

Net change	(19,434,680)

Net assets of nonparticipant-directed investments—beginning of year	130,638,316

Net assets of nonparticipant-directed investments—end of year	$111,203,636

F.                      BENEFITS PAYABLE

Net assets available for benefits at December 31, 2008 include $2,047,866 for participants who have withdrawn from the Plan and have requested distribution of benefits, but have not yet been paid.

G.                    RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of common and preferred stock of AECOM.  AECOM is the Plan sponsor as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  The Plan also holds mutual funds and temporary investments managed by Bank of America, N.A. and Fidelity Management Trust Company, and their affiliates, and these transactions also qualify as party-in-interest transactions.

H.                    PLAN TERMINATION

Although it has not expressed any intent to do so, AECOM has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of the Plan’s termination, participants will become 100% vested in their accounts.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2008

I.                         TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated March 25, 2009, that the Plan and related trust are designed in accordance with applicable sections of the Code.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s tax counsel believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

J.                      RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term, and that such change could materially affect participant’s account balances and the amounts reported in the financial statements.  The Plan’s exposure to a concentration of risk is limited by the diversification of investments across various participant-directed investment options.  Additionally, the investments within each participant-directed investment option are further diversified into varied financial instruments, with the exception of the AECOM common stock, which is a single security.

K.      SUBSEQUENT EVENTS

On May 1, 2009, Bank of America, N.A., the Trustee of the Plan’s AECOM preferred shares, sold its Special Fiduciary Services business to Evercore LP, a subsidiary of Evercore Partners Inc. (NYSE: EVR).  Effective June 1, 2009, the Plan’s AECOM preferred shares will be held by Evercore Trust Company, N.A., a limited purpose national bank formed as a subsidiary of Evercore LP.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

EIN#: 61-611088522

PLAN#: 055

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2008

		(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,			(e)
	Borrower, Lessor,	Rate of Interest, Collateral,	(d)		Current
(a)	or Similar Party	Par or Maturity Value	Cost		Value

*	AECOM Technology Corporation***	Common Stock - 14,009,362 shares	$161,495,539		$430,507,723
*	AECOM Technology Corporation***	Preferred Stock	2,297,678		2,297,678
*	Fidelity Investments	Growth Company Fund		**	74,282,834
*	Fidelity Investments	Retirement Government Money Market		**	110,914,502
*	Fidelity Investments	Balanced Fund		**	66,491,707
*	Fidelity Investments	Retirement Benchmark		**	13,594,208
*	Fidelity Investments	Large Cap Core Fund		**	52,096,355
*	Fidelity Investments	Spartan US Equity Index		**	41,157,391
*	Fidelity Investments	Spartan Extended Market Index Fund		**	1,018,980
*	Fidelity Investments	Real Estate Investment Fund		**	11,197,981
*	Fidelity Investments	Freedom Income		**	4,618,364
*	Fidelity Investments	Freedom 2010		**	15,406,839
*	Fidelity Investments	Freedom 2015		**	2,823,956
*	Fidelity Investments	Freedom 2020		**	23,626,583
*	Fidelity Investments	Freedom 2030		**	16,923,759
*	Fidelity Investments	Freedom 2040		**	8,198,628
*	Fidelity Investments	Freedom 2050		**	438,883
*	Fidelity Investments	Fidelity Low-Priced Stock Fund		**	27,328,538
	Baron	Growth Fund		**	20,667,583
	Vanguard	Explorer Fund Admiral Shares		**	6,604,926
	American Funds	EuroPacific Growth Fund Class R4		**	42,245,096
	Dodge & Cox	International Stock		**	24,470,935
	Harbor funds	Small Cap Value Instl		**	7,657,004
	Harbor funds	Global Value Instl		**	151,440
	Neuberger Berman	Socially Responsive Fund Investor		**	3,809,343
	Western Asset	Core Plus Bond Inst Class		**	37,961,447
	Oakmark	Fund I		**	26,515,409
	Jennison Associates	Small Company Z		**	2,247,604
	Morgan Stanley	Global Real Estate Fund Class I Shares		**	239,262
*	Fidelity Investments	Cash		**	29,539
*	Fidelity Investments	Brokeragelink		**	19,323,398
*	Fidelity Investments	Blended Stable Value Fund		**	80,443,465
	Touchstone	Sands Capital Instl Growth		**	9,030,138
*	Loans to participants	Loans to participants with maturities ranging from 2009 to 2028 and interest rates ranging from 4% to 10.5%		**	11,584,763
	Total investments				$1,195,906,261

*	Party-in-interest
**	Cost information not required for participant directed investments
***	A portion of this investment is non-participant directed

See Report of Independent Registered Public Accounting Firm.